MHHC Enterprises Inc.

400 Union ST SE, Ste. 200

Olympia, WA 98501

February 10, 2022

VIA EDGAR:

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Re:       MHHC Enterprises Inc.

Amendment No. 3 to Offering Statement on Form 1-A

Filed February 1, 2022

File No. 024-11406

Ladies and Gentlemen:

This letter is submitted by MHHC Enterprises Inc. ("MHHC" or the "Company") in response to the comments made by the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") with respect to Amendment No. 3 to the Offering Statement on Form 1-A filed on February 1, 2022 (the "Offering Statement").

For your convenience, each of the Staff’s comments have been restated below in their entirety, with MHHC’s responses set forth immediately beneath such comment.

Amendment No. 3 to Offering Statement on Form 1-A

Management

Executive Compensation, page 23

General

1.	Please update the summary compensation table with executive compensation for fiscal year 2021.

Response: We have revised the Offering Statement on page 23 to include the compensation paid to executive officers in 2021. Please see the amendment to the Offering Statement on Form 1-A filed with the SEC on February 10, 2022.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Brian S. Bernstein, Esq. at (561) 471-3516 or bbernstein@nasonyeager.com

Sincerely

MHHC Enterprises Inc.

By: /s/ Frank Hawley

Frank Hawley, CEO

cc:

Brian S. Bernstein

Constantine Christakis, Esq.

Michael D. Harris, Esq.